UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005
Commission File Number 001-16429

ABB Ltd
(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.             Press release of ABB Ltd, dated April 28, 2005.

2.             Summary financial information for the three months ended March 31, 2005.

2

PRESS RELEASE

ABB Q1 net income $199 million

•       Core division orders up 16 percent, revenues 15 percent higher

•       Group EBIT up 58 percent to $391 million, EBIT margin up to 7.7 percent

•       Automation Technologies EBIT margin increases to 10.9 percent, Power Technologies EBIT margin slips to 7.6 percent

•       Corporate cost development shows encouraging progress

2005 Q1 key figures (unaudited)

(US$ in millions)		Q1 05	Q1 04(1)	Change(3)
Orders	Group	6,261	5,777	8%
	Power Technologies	2,698	2,349	15%
	Automation Technologies	3,524	2,995	18%
Revenues	Group	5,088	4,528	12%
	Power Technologies	2,148	1,831	17%
	Automation Technologies	2,817	2,498	13%
EBIT(2)	Group	391	247	58%
	Power Technologies	163	146	12%
	Automation Technologies	307	216	42%
	Non-core activities	9	0	na
	Corporate	(88)	(115)
EBIT margin	Group	7.7%	5.5%
	Power Technologies	7.6%	8.0%
	Automation Technologies	10.9%	8.6%
Loss from discontinued operations		(16)	(88)
Net income		199	1
Basic net income per share		0.10	0.00

(1) Adjusted to reflect the reclassification of the oil, gas and petrochemicals business to continuing operations, and of other activities to Discontinued operations in 2004.  (2) Earnings before interest and taxes.  (3) In U.S. dollars.

Zurich, Switzerland, April 28, 2005 — ABB today reported a strong performance in the first quarter of 2005, with higher orders and revenues and a 58-percent increase in group earnings before interest and taxes (EBIT) compared to the same period last year.

The group EBIT margin rose to 7.7 percent from 5.5 percent in the year-earlier period. As a result of the higher EBIT and smaller losses from discontinued operations, net income increased to $199 million from a break-even result in the first quarter of 2004.

“We have made a strong start into 2005,” said Fred Kindle, ABB’s President and CEO. “Favorable market developments along with our ongoing focus on execution, improving operating efficiency and cutting corporate costs, have boosted our overall profitability.”

“We remain committed to achieving our group EBIT margin target of 7.7 percent this year, despite the margin slippage in Power Technologies and the increased costs we expect later in the year for productivity improvements and our preparations for the Sarbanes-Oxley Act.”

The EBIT gain was led by a strong performance in the Automation Technologies division, and was further supported by lower Corporate costs and improved performance from ABB’s oil and gas operations in Non-core activities. While the Power Technologies division also reported higher EBIT, continuing increases in raw material costs, along with other operational challenges, weakened the division’s EBIT margin compared to the same quarter in 2004. As a result of the ongoing volatility in the business, the 10-percent EBIT margin target for the Power Technologies division for 2005 can no longer be reaffirmed.

Cash flow from operations declined in the first quarter, partly the result of the traditional seasonal pattern of higher working capital needs in the two divisions early in the year, as well as cash outflows from Non-core activities. As a result, net debt increased in the first quarter by approximately $180 million, although gross debt and gearing showed improvements compared to the end of the previous quarter.

Summary of first quarter results

Group orders received in the first quarter of 2005 grew 8 percent to $6,261 million (up 3 percent in local currencies). For the two divisions combined, orders received increased 16 percent (local currencies: 11 percent) to $6,222 million.

Orders grew in most customer segments, including the power utilities, oil and gas, minerals and mining, and chemicals sectors. Regionally (1) growth was strongest in the Americas, with orders up 35 percent to $1,159 million, and in the Middle East and Africa, where orders rose 65 percent to $584 million. Double-digit order growth in North America in the first quarter reflected the continuing improvement in demand for power transmission equipment, as well as ongoing growth in most of ABB’s industrial customer segments. In South America, orders increased from low levels. In the Middle East, increased demand for power infrastructure and overall strong industrial development helped lift orders during the quarter.

Asian orders grew 12 percent (local currencies: 8 percent) in the quarter to $1,411 million. A doubling of orders in India to approximately $300 million more than offset an order reduction in China of about 20 percent to approximately $500 million. Growth in India took place across most customer segments. In particular, the Power Technologies division won two large transformer orders during the first quarter. Orders in China were lower than in the first quarter of 2004, when orders were up more than 50 percent. Higher base orders in China in the quarter were more than offset by fewer large orders.

Orders in Europe were 6 percent lower at $3,107 million (local currencies: down 12 percent) in the first quarter compared to the same quarter in 2004, as decreased orders from Power Technologies offset an increase in Automation Technologies.

Base orders (less than $15 million) for the group increased by 11 percent (local currencies: 5 percent) in the first quarter and accounted for 88 percent of total orders received, compared to 87 percent of total orders in the first quarter of 2004. Large orders (more than $15 million) were higher in the  divisions than the same quarter in 2004, but decreased by 6 percent (local currencies: 11 percent) for the group, reflecting the lower large order intake in the first quarter of 2005 from the oil, gas and petrochemicals business, which is part of Non-core activities.

The order backlog for the group, including Non-core activities, at the end of the first quarter of 2005 was $13,006 million, up 6 percent compared to the end of the fourth quarter of 2004 (local currencies: up 10 percent). The combined order backlog for the two divisions amounted to $11,990 million at the end of March 2005, up 7 percent (local currencies: 11 percent) compared to the end of December, 2004.

Group revenues in the first quarter amounted to $5,088 million, an increase of 12 percent (local currencies: 6 percent). For the two divisions combined, revenues were up 15 percent (local currencies: 9 percent).

(1) ABB’s regional reporting structure comprises four regions: Europe, Asia, the Middle East and Africa, and the Americas.

Revenues were higher in all regions in the first quarter, with the largest increases in Asia — up 21 percent to $1,080 million — and the Middle East and Africa — 22 percent higher at $527 million. Within Asia, both China and India reported double-digit revenue growth in U.S. dollars and local currencies. Revenues were 9 percent higher in Europe (local currencies: 2 percent) at $2,593 million, led by eastern Europe. Revenues increased 6 percent in the Americas (local currencies: 3 percent) to $888 million, with growth in both North and South America.

Group EBIT was $391 million in the first quarter of 2005, up 58 percent compared to the same period in 2004. The biggest contributor to the improvement was a $91-million increase in EBIT from the Automation Technologies division.

Group EBIT includes Other income (expense), net, of $52 million, compared to a loss of $2 million in the year-earlier period. Of the $52 million in this year’s first quarter, $20 million was capital gains, of which approximately $17 million was on the sale of real estate. Income from equity accounted companies,  licensing income and miscellaneous amounted to $39 million compared to $21 million in the year-earlier period. Most of the remaining difference in Other income (expense), net, reflects higher restructuring costs in the first quarter of 2004 associated with the Step Change productivity improvement program that was essentially completed at the end of the second quarter of 2004.

The group EBIT margin in the quarter rose to 7.7 percent compared to 5.5 percent in the same quarter of 2004. The EBIT margin in Automation Technologies increased to 10.9 percent from 8.6 percent, while the EBIT margin in the Power Technologies division decreased to 7.6 percent from 8.0 percent in the year-earlier period.

Finance net (2) was a net expense of $41 million in the first quarter compared to a net expense of $79 million in the first quarter of 2004. Finance net benefited from lower net interest expense in the quarter compared to the same period last year, from financial profits and from the non-recurrence of an expense related to dollar-denominated convertible bonds (“bifurcation”) following a change to the terms of the bonds in 2004 that eliminated the need for any further bifurcation. The bifurcation in the first quarter of 2004 resulted in an expense of $35 million, comprising $23 million on the mark-to-market of the equity option embedded in the bonds and $12 million in amortization expense for the discount on the bonds. In the first quarter of 2005, there was no bifurcation expense but an amortization expense of $7 million.

Tax expense amounted to $115 million (effective tax rate of approximately 33 percent) in the first quarter of 2005 compared to $65 million (effective tax rate of approximately 39 percent) in the first quarter of 2004. The reduction in the tax rate is mainly due to higher earnings in countries with lower tax rates or usage of accumulated tax losses.

The net loss in Discontinued operations amounted to $16 million, compared to a net loss of $88 million in the first quarter of 2004. The loss in the first quarter of 2005 included an $18-million expense on the mark-to-market treatment of the approximately 30 million ABB shares reserved to cover part of the company’s asbestos liabilities. The loss in the first quarter of 2004 included $30 million related to the sale of the reinsurance business. (For more details on Discontinued operations, please refer to page 9 of this press release).

(2) Finance net is the difference between interest and dividend income and interest and other finance expense.

ABB’s net income for the first quarter amounted to $199 million, compared to net income of $1 million for the same period in 2004.

Balance sheet

Cash and marketable securities at the end of March 2005 amounted to $3.7 billion (excluding Discontinued operations), down from $4.2 billion at the end of December 2004. The reduction reflects primarily cash used in operating activities in the first quarter ($235 million), purchases of property, plant and equipment ($79 million) and cash outflows relating to the repayment of maturing debt ($179 million).

At the end of March 2005, total debt (defined as total short and long-term borrowings) amounted to $5.2 billion, compared to $5.5 billion at December 31, 2004. Included in ABB’s total debt is approximately $200 million in bonds due for repayment in the third quarter of 2005.

Gearing, defined as total debt divided by total debt plus stockholders’ equity (including minority interest), was 61 percent at the end of March 2005, compared to 64 percent at the end of the previous quarter.

Net debt (cash and marketable securities less total debt) was $1.5 billion, up from $1.3 billion at the end of the fourth quarter of 2004. The increase in net debt in the first quarter of 2005 reflects cash used in operating activities.

Stockholders’ equity at March 31, 2005, was $2,994 million compared to $2,824 million at the end of December 2004.

Cash flow from operating activities*

(unaudited)

$ in millions	Q1 2005	Q1 2004	Change
Power Technologies	(73)	(57)	(16)
Automation Technologies	67	97	(30)
Non-core activities	(124)	7	(131)
Corporate	(105)	(175)	70
Net cash used in operating activities	(235)	(128)	(107)

* Includes cash flows from items classified as Discontinued operations.

Net cash used in operations for the group in the first quarter of 2005 was $235 million, an increase of $107 million compared to the first quarter of 2004.

The two divisions reported cash used in the quarter of $6 million, compared to cash generated of $40 million for the same period in 2004. The biggest factor in the cash reduction was the faster increase in net working capital in the first quarter of 2005 resulting from strong growth in orders and revenues, compared to the same quarter in 2004. In particular, inventories were higher and advance payments from customers decreased. However, net working capital as a percentage of revenues decreased in the two divisions in the first quarter of 2005 compared to the same quarter in 2004.

Non-core activities reported cash used of $124 million in the quarter compared to positive cash flow of $7 million in the first quarter of 2004. Non-core cash flow in the first quarter of 2005 was affected by cash payouts of $16 million related to provisions taken in the fourth quarter of 2004, a cash payment of $21 million related to the settlement of the sale of the upstream oil and gas business, and cash used of $45 million in the oil, gas and petrochemicals business. Last year’s cash flow from operating activities was positively impacted by a special dividend of approximately $60 million from the Jorf Lasfar power plant investment in Morocco and $40 million in positive cash flow from the reinsurance business that has since been divested.

Cash used by Corporate decreased by $70 million in the quarter compared to the same period in 2004. The improvement is mainly due to a $20-million reduction in asbestos payments compared to the year-earlier period and approximately $30 million of positive cash flow related to the settlement of derivatives transactions in the group treasury operations.

Employees

As of March 31, 2005, ABB employed approximately 102,000 people, about the same as at the end of the fourth quarter of 2004. Compared to the year-earlier period, ABB employed 11,000 fewer people, mainly the result of divestitures.

Asbestos

On March 21, 2005, ABB announced that it had reached agreement on certain “settlement points” that would form the basis for an amended plan of reorganization for its U.S. subsidiaries, Combustion Engineering (CE) and ABB Lummus Global Inc., to resolve the asbestos claims of both companies. The agreement for modifying the CE Plan is intended to bring it into conformity with the U.S. Third Circuit Court of Appeals decision of December 2, 2004.

The agreement requires ABB to contribute an additional amount of approximately $232 million to pay present and future asbestos claimants of CE and ABB Lummus Global Inc. This additional amount, as well as some related adjustments, was accounted for in the full-year 2004 results published on April 22 of this year in the company’s annual report.

In a status conference on April 5, 2005, a U.S. bankruptcy court instructed ABB to submit the documentation relating to the modified CE plan and the ABB Lummus Global plan to the court within approximately 60 days. ABB and various other interested parties are now working to prepare these submissions to the court.

Group outlook

When reporting its fourth-quarter and full-year 2004 results on February 17, 2005, ABB adjusted its 2005 group EBIT margin target to 7.7 percent from 8.0 percent to reflect the reclassification of the oil, gas and petrochemicals business to continuing operations. The company maintained its other growth and profitability targets.

From 2002 through to the end of 2005, ABB expects compound average annual revenue growth of 4 percent in local currencies. The Power Technologies division expects compound average annual revenue growth of 5.3 percent in local currencies. The Automation Technologies division expects compound average annual revenue growth of 3.3 percent in local currencies.

The 2005 EBIT margin target for the Automation Technologies division remains unchanged at 10.7 percent. While the Power Technologies division has made substantial operational improvements in recent months, ongoing volatility in the business has made the achievement of its 10-percent EBIT margin target for 2005 unlikely. Therefore, the 10-percent EBIT margin target can no longer be reaffirmed.

The company reaffirms the group EBIT margin target of 7.7 percent for 2005.

The company continues to reduce its financial obligations, including its securitization programs. The focus will be on taking actions that create the most economic value for the company rather than achieving particular ratios.

Revenue and margin targets exclude major acquisitions, divestitures and business closures.

Release of new targets

ABB plans to publish in early September, 2005, new financial performance targets covering the period from 2006 to 2009.

Divisional performance Q1 2005

Power Technologies

(unaudited)

$ in millions (except where indicated)	Q1 2005	Q1 2004(1)	Change
Orders	2,698	2,349	15%
Revenues	2,148	1,831	17%
EBIT	163	146	12%
EBIT margin	7.6%	8.0%

(1) Adjusted to reflect the move of activities to Discontinued operations in 2004.

As of January 1, 2005, the Power Technologies division comprises two business areas. The Power Technology Products business area incorporates ABB’s manufacturing network for power technologies, such as switchgear, breakers, transformers and cables. The Power Technology Systems business area offers systems for power transmission and distribution grids, and for power plants.

Orders received in the Power Technologies division rose 15 percent to $2,698 million in the first quarter of 2005 (local currencies: up 10 percent).

Orders increased in the Power Technology Products business area in both U.S. dollars and local currencies, as demand from power utilities continued to improve in all regions. The strongest growth was in the Middle East and Africa, and Asia. The biggest increase in Asia was in India, where orders more than doubled compared to the year-earlier period. The increase in India more than offset a decrease in China. Orders increased in the Americas — both North and South — led by the U.S. Orders were higher in Europe in both U.S. dollars and local currencies as demand continued to improve in most customer segments.

Orders received in the Power Technology Systems business area were flat in U.S. dollars and lower in local currencies compared to the first quarter of 2004, as higher large system orders offset lower base orders. Orders grew strongly in the Middle East and Africa in the first quarter, but were lower in most other regions. Orders in Asia were lower as a decrease in China more than offset strong growth in India that included about $80 million in orders for large transformers. In the Americas, orders were down, as a small increase (flat in local currencies) in system orders in South America could not make up for a decrease in North America. Orders in Europe were down as the result of lower large orders in eastern Europe.

The order backlog at the end of the first quarter of 2005 amounted to $7,066 million, an increase of 4 percent (local currencies: 7 percent) compared to the end of the previous quarter.

Revenues in the quarter were $2,148 million, 17 percent higher than the year-earlier period (local currencies: up 12 percent). The increase reflects continued growth in product sales and revenues from a number of large orders won in 2004. Revenues grew at a double-digit pace in the products business in both U.S. dollars and local currencies. Revenues were also higher in both U.S. dollars and local currencies in the systems business.

Regionally, revenue growth was strongest in Asia (driven by China) and the Middle East and Africa. Revenues were unchanged in North America as increased product sales, especially in the medium-voltage area, were offset by lower system revenues. In South America, revenues grew at a double-digit pace in both U.S. dollars and local currencies from a low base. Revenues were higher in Europe in U.S. dollars but flat in local currencies.

First-quarter earnings before interest and taxes (EBIT) increased by 12 percent to $163 million compared to the year-earlier period, reflecting both the strong revenue improvement and lower restructuring costs. EBIT was higher in Power Technology Systems and flat in Power Technology Products, as lower EBIT in the transformers business offset improvements in the medium-voltage and high-voltage businesses. Despite ongoing price increases, hedging activities and low-cost sourcing initiatives, the continuing increases in raw material costs, especially for oil and electrical steel, reduced EBIT in the transformer business by approximately $15 million in the quarter compared to the first quarter in 2004.

The EBIT margin in the quarter was 7.6 percent compared to 8.0 percent in the first quarter of 2004. The negative impact of higher raw material costs, along with some other operational challenges, more than offset the reduction in restructuring costs in the division compared to the year-earlier period and the improved EBIT margin in the systems business that resulted from improved capacity utilization and lower costs.

Cash used by operations for the division amounted to $73 million, compared to cash used of $57 million in the same quarter in 2004. Higher working capital requirements resulting from growing revenues were the main contributors to the reduction in cash flow.

Automation Technologies

(unaudited)

$ in millions (except where indicated)	Q1 2005	Q1 2004(1)	Change
Orders	3,524	2,995	18%
Revenues	2,817	2,498	13%
EBIT	307	216	42%
EBIT margin	10.9%	8.6%

(1) Adjusted to reflect the move of activities to Discontinued operations in 2004.

The Automation Technologies division reported an 18-percent increase in orders in the first quarter of 2005 to $3,524 million compared to the same quarter last year (local currencies: up 11 percent). Orders were higher in all business areas in both U.S. dollars and local currencies. Base orders grew and large orders increased substantially.

The strongest order growth was seen in the Process Automation and Manufacturing Automation business areas, mainly reflecting continued overall strong demand from the oil, gas and petrochemicals, metals and mining, and chemicals sectors, as well as orders resulting from the frame agreement signed in 2004 to supply robotics products and systems to DaimlerChrysler in the U.S. The Manufacturing Automation business area also saw a double-digit increase in orders during the quarter from non-automotive customers, such as packaging and electronics manufacturing companies. Demand in the Automation Products business area continued to improve, with order growth from industrial customers more than offsetting lower orders in the building and construction sector.

Customer spending in pulp and paper has reached a bottom and ABB’s order intake has stabilized at relatively low levels, while orders from the marine-related turbocharging market remained strong, driven by new shipbuilding.

Regionally, order growth was strongest in the Americas — both North and South America — and the Middle East and Africa in the first quarter. Order growth in Asia was more modest than in the same period in 2004, when orders in both India and China increased by more than 50 percent. In the first quarter of this year, orders in India grew strongly in the Automation Products and Process Automation business areas, with particular growth in the chemicals sector. In China, orders in Process Automation were lower than the high levels in the same period a year before, mainly in the minerals sector. This more than offset higher Automation Products orders in China. Orders in Europe were higher in U.S. dollars and local currencies, with moderate growth in western Europe and strong growth in eastern Europe.

The order backlog at the end of the first quarter amounted to $4,924 million, an increase of 15 percent (local currencies: 19 percent) compared to the end of the previous quarter.

Revenues rose 13 percent (local currencies: 7 percent) to $2,817 million compared to the first quarter of 2004. Revenues were higher in all business areas in both U.S. dollars and local currencies, with the strongest growth in Automation Products. The Manufacturing Automation business area benefited from strong product sales during the quarter, in both the U.S. and Europe, and revenues from a number of large orders taken in late 2004.

Regionally, the strongest revenue growth was seen in Asia, with both China and India showing improvements in the quarter across all business areas in both U.S. dollars and local currencies. Revenues were also up strongly in the Americas, led by North America. In Europe, revenues were higher in U.S. dollars and flat in local currencies. Revenue growth was strong in eastern Europe but lower in western Europe in local currencies.

Earnings before interest and taxes (EBIT) grew 42 percent to $307 million compared to the same quarter in 2004. All business areas reported higher EBIT reflecting higher revenues, ongoing productivity improvements, and lower restructuring costs. As a result, the EBIT margin increased to 10.9 percent from 8.6 percent in the first quarter of last year. It was the tenth consecutive quarter of higher EBIT and revenues for Automation Technologies.

Cash flow from operations for the division amounted to $67 million, down from $97 million in the first quarter of 2004, primarily the result of higher working capital needs across all business areas resulting from strong revenue growth.

Non-core activities

(unaudited)

EBIT ($ in millions)	Q1 2005	Q1 2004(1)
Oil, gas and petrochemicals	9	1
Building Systems	(19)	(17)
Equity Ventures	23	22
Other non-core activities(2)	(4)	(6)
Total	9	0

(1) Adjusted to reflect the reclassification of the oil, gas and petrochemicals business to continuing operations, and of other activities to Discontinued operations in 2004.  (2) Comprises mainly remaining Structured Finance and New Ventures activities.

EBIT from Non-core activities amounted to $9 million in the first quarter, compared to a zero result in the first quarter of 2004. EBIT in the oil, gas and petrochemicals business rose in the first quarter compared to the low levels seen in the same quarter a year ago, reflecting a strong increase in revenues, operational improvements undertaken in the business over the past two years and the change in strategy to lower-risk reimbursable contracts rather than large scope fixed-price contracts.

The loss in Building Systems in the first quarter of 2005 is the result of weak market conditions and further restructuring costs in Germany, as well as costs related to winding down the business in other countries.

Corporate

(unaudited)

EBIT ($ in millions)	Q1 2005	Q1 2004(1)
Headquarters/stewardship	(79)	(99)
Research and development	(23)	(21)
Other(2)	14	5
Total	(88)	(115)

(1) Adjusted to reflect the reclassification of the oil, gas and petrochemicals business to continuing operations, and of other activities to Discontinued operations in 2004.  (2) Includes consolidation effects, real estate and treasury services.

Lower corporate costs in the first quarter of 2005 reflect the ongoing efforts to cut headquarters spending as well as capital gains of $17 million realized on the sale of real estate, reported in the line “Other,” above. In addition, the program to prepare ABB for the Sarbanes-Oxley Act will have an increased impact on Corporate costs in the coming quarters.

Discontinued operations (not included in EBIT)

(unaudited)

$ in millions	Q1 2005	Q1 2004(1)
Asbestos	(19)	(27)
Power lines	(3)	(9)
Other(2)	6	(52)
Net loss	(16)	(88)

(1) Adjusted to reflect the reclassification of the oil, gas and petrochemicals business to continuing operations, and of other activities to Discontinued operations in 2004.  (2) Comprises the divested reinsurance, upstream oil and gas, metering and wind energy businesses.

The net loss from Discontinued operations amounted to $16 million in the first quarter compared to $88 million in the same quarter last year. The asbestos result is primarily due to an $18-million expense on the mark-to-market treatment of the approximately 30 million ABB shares reserved to cover part of the company’s asbestos liabilities, compared to an expense of $24 million reported in the first quarter of 2004. Also contributing to the improvement were the non-recurrence of the $30-million loss in the reinsurance business and lower expenses associated with the upstream oil and gas business, both of which were divested during 2004.

Appendix

ABB key figures Q1 2005

$ in millions				% change
		Q1 2005	Q1 2004(1)	US$	Local
Orders	Group	6,261	5,777	8%	3%
	Power Technologies	2,698	2,349	15%	10%
	Automation Technologies	3,524	2,995	18%	11%
	Non-core activities	267	619	(57%)	(60%)
	Corporate	(228)	(186)	—	—
Revenues	Group	5,088	4,528	12%	6%
	Power Technologies	2,148	1,831	17%	12%
	Automation Technologies	2,817	2,498	13%	7%
	Non-core activities	337	387	(13%)	(21%)
	Corporate	(214)	(188)	—	—
EBIT(2)	Group	391	247	58%
	Power Technologies	163	146	12%
	Automation Technologies	307	216	42%
	Non-core activities	9	0	—
	Corporate	(88)	(115)	—
EBIT margin	Group	7.7%	5.5%
	Power Technologies	7.6%	8.0%
	Automation Technologies	10.9%	8.6%
	Non-core activities	—	—
	Corporate	—	—
Net income		199	1

(1) Adjusted to reflect the reclassification of the oil, gas and petrochemicals business to continuing operations, and of other activities to Discontinued operations in 2004. (2) Earnings before interest and taxes. See Summary Financial Information for more information.

More information

The 2005 Q1 results press release and presentation slides are available from April 28, 2005 on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a telephone conference for journalists today starting at 1000 Central European Time (CET). Callers from the UK should dial +44 20 7107 0611. From Sweden, dial +46 8 5069 2105, and from the rest of Europe, please dial +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. The audio playback of the conference call will start one hour after the end of the call and be available for 72 hours: Playback numbers: +44 207 108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S.). The code is 950, followed by the # key.

A conference call for analysts and investors is scheduled to begin at 1500 CET. Callers should dial +1 412 858 4600 (from the U.S.) or +41 91 610 56 00 (Europe and the rest of the world). Callers are requested to phone in ten minutes before the start of the conference call. The audio playback of the conference call will start one hour after the end of the call and be available for 96 hours. Playback numbers: +1 412 317 0088 (U.S.) or +41 91 612 4330 (Europe and the rest of the world). The code is 533 followed by the # key.

Further reporting dates for quarterly results in 2005 are July 28 and October 28 (changed from October 27, as originally announced).

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 102,000 people.

Zurich, April 28, 2005

Fred Kindle, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements including statements concerning the outlook, debt reduction and revenue and margin targets for our businesses and statements about the future process and expense of resolving asbestos liability. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd’s lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release. The important factors that could cause such differences include, among others, ABB’s ability to dispose of certain of our non-core businesses on terms and conditions acceptable to it, ABB’s ability to further reduce its indebtedness, the terms and conditions on which asbestos claims can be resolved, the amount of revenues we are able to generate from backlog and orders received, trends in raw materials prices, economic and market conditions in the geographic areas and industries that are major markets for ABB’s businesses, market acceptance of new products and services, changes in governmental regulations and costs associated with compliance activities, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

Summary Financial Information
Three Months Ended March 2005

ABB Ltd
Summary Consolidated Income Statements

	Three months ended
	March 31, 2005	March 31, 2004
	(unaudited)	(unaudited)
	(in millions, except per share data)
Revenues	$5,088	$4,528
Cost of sales	(3,783)	(3,350)
Gross profit	1,305	1,178
Selling, general and administrative expenses	(955)	(918)
Amortization expense	(11)	(11)
Other income (expense), net	52	(2)
Earnings before interest and taxes	391	247
Interest and dividend income	38	31
Interest and other finance expense	(79)	(110)
Income from continuing operations before taxes and minority interest	350	168
Provision for taxes	(115)	(65)
Minority interest	(20)	(14)
Income from continuing operations	215	89
Loss from discontinued operations, net of tax	(16)	(88)
Net income	$199	$1

Basic earnings per share:
Income from continuing operations	$0.11	$0.04
Net income	$0.10	$0.00

Diluted earnings per share:
Income from continuing operations	$0.10	$0.04
Net income	$0.10	$0.00

ABB Ltd
Summary Consolidated Balance Sheets

	At	At
	March 31,	December 31,
	2005	2004
	(unaudited)	(audited)
	(in millions, except share data)
Cash and equivalents	$2,614	$3,676
Marketable securities and short-term investments	1,037	524
Receivables, net	6,309	6,330
Inventories, net	3,169	2,977
Prepaid expenses and other	1,399	1,688
Assets held for sale and in discontinued operations	72	155
Total current assets	14,600	15,350
Financing receivables, non-current	1,137	1,233
Property, plant and equipment, net	2,824	2,981
Goodwill	2,553	2,602
Other intangible assets, net	449	493
Prepaid pension and other employee benefits	534	549
Investments and other	1,456	1,469
Total assets	$23,553	$24,677

Accounts payable, trade	$4,066	$4,272
Accounts payable, other	1,363	1,437
Short-term borrowings and current maturities of long-term borrowings	473	633
Accrued liabilities and other	6,013	6,436
Liabilities held for sale and in discontinued operations	160	290
Total current liabilities	12,075	13,068
Long-term borrowings	4,688	4,901
Pension and other employee benefits	1,519	1,551
Deferred taxes	946	953
Other liabilities	1,026	1,083
Total liabilities	20,254	21,556
Minority interest	305	297
Stockholders’ equity:
Capital stock and additional paid-in capital	3,083	3,083
Retained earnings	1,924	1,725
Accumulated other comprehensive loss	(1,875)	(1,846)
Less: Treasury stock, at cost (11,611,529 shares at March 31, 2005)	(138)	(138)
Total stockholders’ equity	2,994	2,824
Total liabilities and stockholders’ equity	$23,553	$24,677

ABB Ltd
Summary Consolidated Statements of Cash Flows

	Three months ended
	March 31, 2005	March 31, 2004
	(unaudited)	(unaudited)
	(in millions)
Operating activities:
Net income	$199	$1
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	142	148
Provisions	(41)	(151)
Pension and post-retirement benefits	15	26
Deferred taxes	31	(2)
Net gain from sale of property, plant and equipment	(18)	(1)
Income before taxes from equity accounted companies	(33)	(18)
Minority interest	20	15
Other	5	121
Changes in operating assets and liabilities:
Marketable securities (trading)	1	41
Trade receivables	(14)	30
Inventories	(341)	(341)
Trade payables	(64)	(110)
Other assets and liabilities, net	(137)	113
Net cash used in operating activities	(235)	(128)

Investing activities:
Changes in financing receivables	55	(21)
Purchases of marketable securities and short-term investments (other than trading)	(714)	(1,486)
Purchases of property, plant and equipment	(79)	(98)
Acquisitions of businesses (net of cash acquired)	(7)	(6)
Proceeds from sales of marketable securities and short-term investments (other than trading)	195	690
Proceeds from sales of property, plant and equipment	22	11
Proceeds from sales of businesses (net of cash disposed)	2	22
Net cash used in investing activities	(526)	(888)

Financing activities:
Changes in borrowings	(185)	(1,083)
Treasury and capital stock transactions	—	(36)
Other	6	(4)
Net cash used in financing activities	(179)	(1,123)

Effects of exchange rate changes on cash and equivalents	(133)	(17)
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	11	93
Net change in cash and equivalents - continuing operations	(1,062)	(2,063)
Cash and equivalents beginning of period	3,676	4,783
Cash and equivalents end of period	$2,614	$2,720

Interest paid	$72	$84
Taxes paid	$119	$78

ABB Ltd notes to summary consolidated financial statements (unaudited)
(US$ in millions, except per share data)

Note 1  The summary consolidated financial information

The summary consolidated financial information is prepared in accordance with United States generally accepted accounting principles (US GAAP) and is presented in United States dollars ($) unless otherwise stated. Data for orders and number of employees are shown as additional information and are not required disclosures under US GAAP.

Amounts in prior periods have been reclassified to conform to the Company’s current presentation.

The par value of capital stock is denominated in Swiss francs (CHF).

ABB Ltd (the “Company”) considers earnings before interest and taxes (operating income), which excludes interest and dividend income, interest and other finance expense, provision for taxes, minority interest and loss from discontinued operations, net of tax, to be the most relevant measure of the Company’s and its divisions’ financial and operational performance. Accordingly, the Company evaluates itself and its divisions based on this measure.

The summary consolidated financial information should be read in conjunction with the December 31, 2004, financial statements contained in the ABB Group Annual Report 2004.

Note 2  Significant divestitures

In January 2004, the Company agreed to sell the upstream part of the Oil, Gas and Petrochemicals business (Upstream business) to a consortium of private equity investors consisting of Candover Partners Limited, JP Morgan Partners LLC and 3i Group PLC (collectively, the “Purchasers”). In July 2004, the Company completed the sale of the Upstream business for an initial purchase price of $925 million. Net cash proceeds from the sale were approximately $800 million, reflecting the initial sales price adjusted for unfunded pension liabilities and changes in net working capital. On February 9, 2005, the Company and the Purchasers entered into a Settlement Agreement and Amendment (Settlement Agreement) finalizing the sales price. The Settlement Agreement also contains provisions to indemnify the Purchasers with respect to certain incomplete projects. The Company believes the provisions recorded for such indemnified projects are adequate.

During the fourth quarter of 2004, the Company reclassified most of its Power Lines business, part of the Power Technologies division, to discontinued operations. The businesses that have been reclassified are in Brazil, which was abandoned in the fourth quarter of 2004, and Nigeria and Italy, whose sales were completed in January and February 2005, respectively. Also reclassified is the business in Germany, which the Company plans to sell during 2005.

Note 3  Restructuring programs

Step change program

In October 2002, the Company announced the Step change program. The goals of the Step change program were to increase competitiveness of the Company’s core businesses (see Note 12 — Segment and geographic data), reduce overhead costs and streamline operations by approximately $1 billion on an annual basis by 2005. At June 30, 2004, the Step change program was substantially complete.

Restructuring charges relating to workforce reductions, lease terminations and other exit costs associated with the Step change program are included in other income (expense), net.

Other

Certain restructuring programs were initiated primarily during 2003 at specified locations not included in the Step change program. The goals of these programs are to increase efficiencies by reducing headcount and streamlining operations. These programs are expected to increase productivity of the non-core businesses. Anticipated savings will be recognized through the strategic divestment of these operations.

Restructuring charges related to workforce reductions, lease terminations and other exit costs associated with these other programs are included in other income (expense), net. For the first quarter of 2005, termination benefits were paid to approximately 200 employees. Workforce reductions include production, managerial and administrative employees. Changes in management’s original estimate of the amounts accrued for workforce reductions, lease terminations and other exit costs have been included in other income (expense), net.

As a result of other restructuring programs, certain assets, inventories and property, plant and equipment have been identified as impaired or will no longer be used in continuing operations.

Restructuring liabilities consist of the following:

	Step change		Other
(in millions)	Workforce reduction	Lease terminations and other exit costs	Workforce reduction	Lease terminations and other exit costs	Total
Liability at December 31, 2004	$—	$39	74	$42	$155
Restructuring expense	—	1	4	—	5
Cash paid	—	(10)	(26)	(2)	(38)
Exchange rate differences	—	(5)	(1)	(1)	(7)
Changes in estimate	—	—	(1)	(1)	(2)
Liability at March 31, 2005	$—	$25	50	$38	$113

Note 4  Borrowings

The Company’s total reported borrowings outstanding at March 31, 2005, and December 31, 2004, amounted to $5,161 million and $5,534 million, respectively. The reduction in borrowings was primarily the result of the repayment of maturing bonds and movements in exchange rates.

In November 2003, as part of the capital-strengthening program, the Company entered into an unsecured syndicated $1.0 billion 3-year revolving credit facility. No amount was drawn under this facility at March 31, 2005, or December 31, 2004.

In November 2004, the credit facility was amended, reducing the level of commitment fees paid and removing restrictions on the Company to redeem capital market instruments, such as bonds, having a maturity date beyond that of the credit facility.

The credit facility contains certain financial covenants in respect of minimum interest coverage, maximum net leverage and a minimum level of consolidated net worth. The Company is required to meet these covenants on a quarterly basis. At March 31, 2005, the Company was in compliance with these covenants.

In May 2002, the Company issued $968 million aggregate principal amount of convertible unsubordinated bonds due 2007. Under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, a component of the convertible bonds had to be accounted for as a derivative as the shares to be issued upon conversion were denominated in Swiss francs, while the bonds are denominated in U.S. dollars. A portion of the issuance proceeds was deemed to relate to the value of the derivative on issuance and subsequent changes in value of the derivative were recorded through earnings and as an adjustment to the carrying value of the bonds. The allocation of a portion of the proceeds to the derivative created a discount on issuance, which was being amortized to earnings over the life of the bonds.

On May 28, 2004, bondholders voted in favor of the Company’s proposed amendment to the terms of the bonds whereby, if the bonds are converted, the Company will deliver U.S. dollar-denominated American Depositary Shares rather than Swiss franc-denominated ordinary shares. The conversion price was set at $9.03. As a result of this amendment, the Company is no longer required to account for a portion of the bonds as a derivative. Consequently, on May 28, 2004, the value of the derivative was fixed and the amount previously accounted for separately as an embedded derivative was considered to be a component of the carrying value of the bonds at that date. This carrying value is being accreted to the $968 million par value of the bonds as an expense in interest and other finance expense over the remaining life of the bonds. At March 31, 2005, the outstanding carrying value of the bonds was $897 million.

The Company recorded a charge in interest and other expense of $7 million in respect of the amortization of the discount on the bonds in the first quarter of 2005. This compares to an aggregate charge of $35 million for the first quarter of 2004, which comprised a loss from the change in fair value of the derivative of $23 million, and amortization of the discount on the bonds of $12 million.

Note 5  Discontinued operations and businesses held for sale

Discontinued businesses are accounted for in accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. The balance sheet and income statement data for all prior periods presented are reclassified to present the financial position and results of operations of businesses meeting the criteria of SFAS 144 as discontinued operations. In addition, the balance sheet data for all prior periods presented are reclassified to present the financial position of businesses meeting the criteria of SFAS 144 as assets and liabilities held for sale. In the statement of cash flows, the amounts related to businesses with assets and liabilities held for sale and in discontinued operations are not segregated, as permitted by Statement of Financial Accounting Standards No. 95, Statement of Cash Flows.

The following are divestments of businesses no longer pursued for strategic reasons and which are in line with the Company’s strategy to focus on Power Technologies and Automation Technologies.

During the first quarter of 2005, the Company sold its Power Line business in Italy and Nigeria, part of the Power Technologies division. The Company also abandoned the Power Line business in Brazil in the fourth quarter 2004. In addition, the Company intends to sell the Power Line business in Germany this year. For these businesses the Company recorded losses of $6 million and $8 million, in loss from discontinued operations, net of tax, principally related to their results of operations, in the three months ended March 31, 2005, and March 31, 2004, respectively.

During the fourth quarter of 2004, the Company decided to sell its Foundry business, part of the Automation Technologies division. The Company plans to sell this business in 2005. For this business, the Company recorded losses of  $0 million and $2 million, in loss from discontinued operations, net of tax, principally related to the results of operations of the business, in the three months ended March 31, 2005, and March 31, 2004, respectively.

In April 2004, the Company completed the sale of its Reinsurance business for gross cash proceeds of $415 million and net proceeds of $280 million. During the three months ended March 31, 2004, the Company recorded a loss of $30 million in loss from discontinued operations, net of tax.

In January 2004, the Company agreed to sell the Upstream business to a consortium of private equity investors consisting of Candover Partners Limited, JP Morgan Partners LLC and 3i Group PLC (collectively, the “Purchasers”). In July 2004, the Company completed the sale of the Upstream business for an initial purchase price of $925 million. Net cash proceeds from the sale were approximately $800 million, reflecting the initial sales price adjusted for unfunded pension liabilities and changes in net working capital. On February 9, 2005, the Company and the Purchasers entered into a Settlement Agreement and Amendment (Settlement Agreement) finalizing the sales price. The Settlement Agreement also contains provisions to indemnify the Purchasers with respect to certain incomplete projects. The Company believes the provisions recorded for such indemnified projects are adequate. The Company recorded, in the three months ended March 31, 2004, a loss of $17 million in loss from discontinued operations, net of tax, principally related to the results of operation. In the three months ended March 31, 2005, the Company recorded immaterial losses.

In December 2002, the Company completed the sale of its Metering business to Ruhrgas Industries GmbH of Essen, Germany. Upon final settlement in 2004 the Company guaranteed the indemnification of certain contingencies. In the first quarter of 2005 upon reassessment of the provisions related to the sale of this business the Company released  $7 million as the Company determined them to no longer be necessary.

In addition, the Company has also reflected other minor operations as discontinued operations, as appropriate.

In discontinued operations, the Company also recorded a expense of approximately $18 million in the three months ended March 31, 2005, primarily related to the mark-to-market treatment of the 30 million shares of the Company that are reserved for use with the pre-packaged plan of reorganization for Combustion Engineering, Inc, under Chapter 11 of the United States Bankruptcy Code (see Note 9 — Commitments and contingencies).

The loss from discontinued operations, net of tax, of $16 million recognized in the in the three months ended March 31, 2005, includes revenues of $28 million, principally related to the Power Line and Foundry business.

At March 31, 2005, the major classes of assets held for sale and in discontinued operations were: $36 million of receivables, net; $7 million of inventories, net; $5 million of prepaid expenses and other; $22 million of property, plant and equipment, net; $2 million of investments and other assets. At March 31, 2005, the major classes of liabilities held for sale and in discontinued operations were: $16 million of accounts payable; $1 million of short-term borrowings and current maturities of long-term borrowings; $55 million of accrued liabilities and other; $17 million of long-term borrowings; $64 million of pension and other related benefits; $7 million of other liabilities.

Note 6  Employee benefits

For the three months ended March 31, net periodic benefit cost consists of the following:

	Pension benefits		Other benefits
	Three months ended		Three months ended
(in millions)	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
Service cost	$52	$49	$1	$1
Interest cost	97	89	5	7
Expected return on plan assets	(94)	(76)	—	—
Amortization transition liability	1	—	—	—
Amortization of prior service cost	1	1	—	—
Amortization of net actuarial loss	11	11	2	2
Net periodic benefit cost	$68	$74	$8	$10

For the year ended December 31, 2004, net periodic benefit cost was $285 million and $37 million for pension benefits and other postretirement plans, respectively.

The Company previously disclosed in its financial statements for the year ended December 31, 2004, that it expected to contribute $150 million to its pension plans and $29 million to its other postretirement benefit plans in 2005. For the three months ended March 31, 2005, $68 million and $7 million of contributions have been made to its pension plans and other postretirement plans, respectively. The Company anticipates contributing a total of $187 million in 2005 to its pension plans.

Note 7  Earnings per share

Basic earnings per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options, if dilutive; the securities issued under the Company’s employee incentive plans, if dilutive; and shares issuable in relation to outstanding convertible bonds, if dilutive. The shares issuable in relation to the call options and securities outstanding in connection with the Company’s employee incentive plans were excluded from the computation of diluted earnings per share in the first quarter of 2005, as they were not dilutive. The shares issuable in relation to the $968 million aggregate principal amount of convertible unsubordinated bonds due 2007 were excluded from the computation of diluted earnings per share in all periods presented, as their inclusion would have been antidilutive. The shares issuable in relation to the CHF 1,000 million aggregate principal amount of convertible unsubordinated bonds due 2010 were excluded from the computation of diluted earnings per share in the first quarter of 2004, as their inclusion would have been antidilutive.

	Three months ended
Basic earnings per share	March 31, 2005	March 31, 2004
	(in millions, except per share data)
Income from continuing operations	$215	$89
Loss from discontinued operations, net of tax	(16)	(88)
Net income	$199	$1

Weighted average number of shares outstanding	2,028	2,028

Basic earnings per share:
Income from continuing operations	$0.11	$0.04
Loss from discontinued operations, net of tax	(0.01)	(0.04)
Net income	$0.10	$0.00

	Three months ended
Diluted earnings per share	March 31, 2005	March 31, 2004
	(in millions, except per share data)
Income from continuing operations	$215	$89
Effect of dilution:
Convertible bonds, net of tax	7	—
Income from continuing operations, adjusted	222	89
Loss from discontinued operations, net of tax	(16)	(88)
Net income, adjusted	$206	$1

Weighted average number of shares outstanding	2,028	2,028
Dilutive potential shares:
Options and warrants	—	1
Convertible bonds	105	—
Diluted weighted average number of shares outstanding	2,133	2,029

Diluted earnings per share:
Income from continuing operations, adjusted	$0.10	$0.04
Loss from discontinued operations, net of tax	$0.00	$(0.04)
Net income, adjusted	$0.10	$0.00

Note 8  Stock-based compensation

The Company has certain employee incentive plans under which it offers stock-based securities to employees. The Company accounts for such stock-based securities using the intrinsic value method of APB Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, as permitted by Statement of Financial Accounting Standards No.123 (SFAS 123), Accounting for Stock Based Compensation. All such securities were issued with exercise prices greater than or equal to the market prices of the stock on the dates of grant. Accordingly, the Company has recorded no compensation expense related to these securities, except in circumstances when a participant receives appreciation rights or ceases to be employed by a consolidated subsidiary, such as after a divestment by the Company. The amount of compensation expense for the Company’s performance incentive share plan for variable accounting treatment was insignificant in the first quarter of 2005. The following table illustrates the effect on net income and on income per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. Fair value of these securities offered to employees was determined on the date of grant by using a dynamic proprietary option-pricing model.

	Three months ended
	March 31, 2005	March 31, 2004
	(in millions, except per share data)
Net income, as reported	$199	$1
Less: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(2)	(2)
Pro forma net income (loss)	$197	$(1)

Basic and diluted income (loss) per share:
Basic - as reported	$0.10	$0.00
Basic - pro forma	$0.10	$(0.00)

Diluted - as reported	$0.10	$0.00
Diluted - pro forma	$0.10	$(0.00)

Note 9  Commitments and contingencies

Asbestos

On March 21, 2005, the Company announced that it had reached agreement on certain “settlement points” that would form the basis for an amended plan of reorganization for its U.S. subsidiaries, Combustion Engineering (CE) and ABB Lummus Global Inc., to resolve the asbestos claims of both companies. The agreement for modifying the CE Plan is intended to bring it into conformity with the U.S. Third Circuit Court of Appeals decision of December 2, 2004.

The agreement requires the Company to contribute an additional amount of approximately $232 million to pay present and future asbestos claimants of CE and ABB Lummus Global Inc. This additional amount, as well as some related adjustments, was accounted for in the full-year 2004 results published on April 22 of this year in the Company’s annual report.

In a status conference on April 5, 2005, a U.S. bankruptcy court instructed the Company to submit the documentation relating to the modified CE plan and the ABB Lummus Global plan to the court within approximately 60 days. The Company and various other interested parties are now working to prepare these submissions to the court.

Management believes that it is probable that the full amount of the relevant provisions will be required to settle the respective asbestos-related liabilities of Combustion Engineering, Lummus and Basic. The Company may incur liability greater than the existing provisions, whether in connection with a modified plan of bankruptcy or otherwise, but management does not believe that the amount of any such incremental liability can be reasonably estimated or that there is a better estimate of these liabilities than the amounts that are provided for.

The ultimate outcome of the Company’s efforts to resolve the asbestos-related personal injury claims against Combustion Engineering and other entities of the Company (including any such claims against third parties indemnified by entities of the Company) remains uncertain. The related costs may be higher than the Company’s provisions reflect and could have a material adverse impact on its consolidated financial position, results of operations and cash flows. In the event the modified CE plan or Lummus plan do not become effective, the ultimate cost for the resolution of asbestos related personal injury claims against Combustion Engineering and Lummus may be significantly higher and could have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Note 10  New accounting standards

In December 2004, the Financial Accounting Standards Board issued Statement No.123(R) (SFAS 123R), Share-Based Payment, which replaces SFAS 123 and APB 25, Accounting for Stock Issued to Employees, and requires the Company to measure compensation cost for all share-based payments at fair value. On April 14, 2005, the U.S. Securities and Exchange Commission announced the adoption of a new rule that amends the compliance dates for SFAS 123R. As a result of this announcement, the Company plans to adopt SFAS 123R as of January 1, 2006. The Company will recognize share-based employee compensation cost from January 1, 2006, as if the fair-value based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and for any awards that were not fully vested as of the effective date. Based on currently existing share-based compensation plans, the Company does not expect the adoption of SFAS 123R to have a material impact on its financial position or results of operations.

In March 2005, the Financial Accounting Standards Board issued Interpretation No. 47 (FIN 47), Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143. FIN 47 clarifies that the term conditional asset retirement obligation as used in Financial Accounting Standards Board Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the Company. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, the Company may be required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred—generally upon acquisition, construction, or development and (or) through the normal operation of the asset. The Company plans to implement FIN 47 in the fourth quarter of 2005 and is currently in the process of evaluating the impact of FIN 47 on its financial position and results of operations, if any. The adoption of FIN 47 may result in a cumulative change in accounting principle.

Note 11  Summary of consolidated stockholders’ equity

(in millions)
Stockholders’ equity at January 1, 2005		$2,824
Comprehensive income:
Net income	199
Foreign currency translation adjustments	3
Unrealized loss on available-for-sale securities, net of tax	(4)
Minimum pension liability adjustment, net of tax	11
Unrealized loss on cash flow hedge derivatives, net of tax	(39)
Total comprehensive income		170
Stockholders’ equity at March 31, 2005 (unaudited)		$2,994

At March 31, 2005, the Company had 2,440,016,034 authorized shares. Of these, 2,070,314,947 shares are registered and issued, including 30,298,913 shares that are reserved for use in connection with a pre-packaged plan of reorganization of the Company’s U.S. subsidiary, Combustion Engineering, Inc. As these 30 million shares are presently held by one of the Company’s subsidiaries and carry no participation rights, these shares are not treated as outstanding for the purposes of the Company’s consolidated financial statements.

Note 12  Segment and geographic data

The Company is structured into two core divisions: Power Technologies, which employed approximately 40,900 people at March 31, 2005, and Automation Technologies, which employed approximately 55,200 people at March 31, 2005. The remaining operations of the Company are grouped in Non-core activities.

•                                            The Power Technologies division produces transformers, switchgear, breakers, capacitors, cables and other products and technologies for high and medium-voltage applications. It serves electric, gas, and water utilities as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation. The division’s principal customers are electric, gas and water utilities, owners and operators of power transmission systems, utilities that own or operate networks and owners and operators of power generating plants. Other customers include gas transmission companies, local distribution companies and multi-utilities, which are involved in the transmission or distribution of more than one commodity. The division also serves industrial and commercial customers, such as operators of large commercial buildings and heavy industrial plants.

•                                            The Automation Technologies division provides products, systems, software and services for the automation and optimization of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots, and low voltage products. These technologies are sold to customers of the automotive, cement, chemical, distribution, electronics, food and beverage, life sciences, marine, metals, mining, paper, petroleum, printing and telecommunications industries with application-specific power and automation technology.

•                                          Non-core activities include the following:

The Company’s remaining Oil, Gas and Petrochemicals business;

The Company’s remaining Equity Ventures business;

The Company’s remaining Structured Finance business;

The Company’s remaining Building Systems business;

The Company’s New Ventures business area;

The Company’s Customer Service, Logistic Systems, and Semiconductors business areas.

The remaining Oil, Gas and Petrochemicals business primarily consists of a full service engineering company which, in addition to having expertise in engineering, procurement and construction projects, also licenses process technologies in the refining, chemical, petrochemical and polymer fields.

Building Systems business area designs, builds and maintains complete installations for industrial, infrastructure and commercial facilities, integrating products manufactured by the Power Technologies and Automation Technologies divisions, as well as those from third-party suppliers.

•                                          Corporate/Other includes Headquarters, Central Research and Development, Real Estate, Group Treasury Operations and the Financial Advisory business.

The Company evaluates performance of its segments based on earnings before interest and taxes, which excludes interest and dividend income, interest and other finance expense, provision for taxes, minority interest, and loss from discontinued operations, net of tax. In accordance with Statement of Financial Accounting Standards No.131, Disclosures about Segments of an Enterprise and Related Information, the Company presents division revenues, depreciation and amortization, earnings before interest and taxes and capital expenditures. The Company accounts for inter-division sales and transfers as if the sales and transfers were to third parties, at current market prices.

Segment data

	Orders received
	Three months ended
(in millions)	March 31, 2005	March 31, 2004
Power Technologies	$2,698	$2,349
Automation Technologies	3,524	2,995
Non-core activities	267	619
Corporate(1)	(228)	(186)
Total	$6,261	$5,777

	Revenues
	Three months ended
(in millions)	March 31, 2005	March 31, 2004
Power Technologies	$2,148	$1,831
Automation Technologies	2,817	2,498
Non-core activities	337	387
Corporate(1)	(214)	(188)
Total	$5,088	$4,528

	Earnings before interest and taxes
	Three months ended
(in millions)	March 31, 2005	March 31, 2004
Power Technologies	$163	$146
Automation Technologies	307	216
Non-core activities	9	—
Corporate(1)	(88)	(115)
Total	$391	$247

	Depreciation and amortization
	Three months ended
(in millions)	March 31, 2005	March 31, 2004
Power Technologies	$48	$52
Automation Technologies	71	73
Non-core activities	5	4
Corporate	18	19
Total	$142	$148

	Capital expenditures(2)
	Three months ended
(in millions)	March 31, 2005	March 31, 2004
Power Technologies	$28	$28
Automation Technologies	37	45
Non-core activities	2	3
Corporate	9	6
Total	$76	$82

	Number of employees(3)
	March 31, 2005	December 31, 2004
Power Technologies	40,900	41,100
Automation Technologies	55,200	54,700
Non-core activities	4,700	5,100
Corporate	1,400	1,600
Total	102,200	102,500

Geographic data

	Orders received(4)
	Three months ended
(in millions)	March 31, 2005	March 31, 2004
Europe	$3,107	$3,301
The Americas	1,159	856
Asia	1,411	1,265
Middle East and Africa	584	355
Total	$6,261	$5,777

	Revenues(4)
	Three months ended
(in millions)	March 31, 2005	March 31, 2004
Europe	$2,593	$2,371
The Americas	888	837
Asia	1,080	889
Middle East and Africa	527	431
Total	$5,088	$4,528

(1)   Includes adjustments to eliminate inter-division transactions.

(2)   Capital expenditures reflect purchases of fixed tangible assets.

(3)   Number of employees includes employees in discontinued operations.

(4)   Orders received and revenues have been reflected in the regions based on the location of the customer, which may be different from the ultimate destination of the products’ end use.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 29, 2005	By:	/s/ Francois Champagne
	Name:	Francois Champagne
	Title:	Group Vice President and Senior Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and Assistant General Counsel